VIGILANT INSURANCE COMPANY
Endorsement No.:	8
Bond Number:	81900042

NAME OF ASSURED: BLACKROCK LIQUIDITY FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD	from 12:01 a.m. on	September 29, 2006
	to 12:01 a.m. on	November 1, 2007

This Endorsement applies to loss discovered after 12:01 a.m. on September 29, 2007.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: October 4, 2007

By:	/s/ Robert Hamburger
Robert Hamburger
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

BLACKROCK LIQUIDITY FUNDS

May 10, 2007

Approval of Extension of Fidelity Bond

ASSISTANT SECRETARY’S CERTIFICATE

I, Edward B. Baer, the duly elected and acting Assistant Secretary of the BlackRock Liquidity Funds (the “Trust”), an investment company registered under the Investment Company Act of 1940, as amended, hereby certifies that (i) the attached resolutions are true and correct copies of the resolutions adopted by a majority of the disinterested Trustees at a regular meeting of the Board of Trustees of the Trust held on May 10, 2007; and (ii) are in full force and effect and have been so since such date.

RESOLVED, that the Fidelity Bond, which names the Trust as insured having an aggregate coverage limit of $10,000,000 per single loss, issued by Vigilant Insurance Company, a member company of The Chubb Group of Insurance Companies, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees from time to time of the Trust, containing such provisions as may be required by the rules promulgated under the 1940 Act, be, and hereby is, authorized to be extended upon expiration of the current term (September 29, 2007) until November 1, 2007 or until the Board consolidation as discussed at this Meeting is approved by shareholders;

FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized to increase or decrease the amount of the Fidelity Bond from time to time in order to enable the Trust to remain in compliance with the 1940 Act and the rules thereunder;

FURTHER RESOLVED, that the Trust’s Assistant Treasurer, Secretary or Assistant Secretary, be, and each hereby is, designated as the officer responsible for making the necessary filings and giving the notices with respect to such a bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to make any and all payments and do any and all other acts, in the name of the Trust and on the Trust’s behalf, as it may be determined to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

/s/ Edward B. Baer
Edward B. Baer
Assistant Secretary

Dated: November 5, 2007